UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2024

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.

(Translation of registrant’s name into English)

Aydınevler Mahallesi İnönü Caddesi No:20

Küçükyalı Ofispark

34854 Maltepe
Istanbul, Türkiye

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F  ☐ Form 40-F

Enclosure: A press release dated July 1, 2024, announcing the Capital Markets Board approval of the registrant's application to issue a debt instrument.

Istanbul, July 1, 2024

Announcement Regarding the CMB Approval on Debt Instrument Issuance

With reference to our Company's announcement dated May 30, 2024, Capital Markets Board approved our application to issue debt instrument on June 28, 2024 with the decision number 34/937. *The application form, approved issuance certificate and its annex are available in Turkish on our website.

Authorized Member Decision Date	27.05.2024
Issue Limit and Currency Unit	8.000.000.000 TRY
Issue Limit Security Type	Debt Securities
Sale Type	Private Placement – Sale to Qualified Investor
Domestic/Oversea	Domestic
Capital Market Board Application Date	29.05.2024
Capital Market Board Application Result	Approval
Capital Market Board Approval Date	28.06.2024
Expiry Date of Issue Limit	28.06.2025

For more information:

Turkcell Investor Relations

investor.relations@turkcell.com.tr

Tel: + 90 212 313 1888

Disclaimer

This press release does not constitute an offer to sell, or a solicitation of offers to purchase or subscribe for securities in the United States or any other jurisdiction in which such offer or solicitation would be unlawful. The securities referred to herein have not been and will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), and may not be offered, sold or delivered within the United States or to or for the benefit of, US persons (as defined in Regulation S under the Securities Act) absent registration or an applicable exemption from the registration requirements of the Securities Act. This press release is being issued pursuant to and in accordance with Rule 135c under the Securities Act.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 1, 2024	By:	/s/ Özlem Yardım

		Name:	Özlem Yardım
		Title:	Investor Relations Corporate Finance Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: July 1, 2024	By:	/s/ Kamil Kalyon

		Name:	Kamil Kalyon
		Title:	Chief Financial Officer